U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                         Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:          Date examination completed:
      811-6309                                        January 31, 2003

2.  State Identification Number:


AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):


3.  Exact number of investment company as specified in registration statement:
RIGGS FUNDS
      Riggs U.S. Government Fund
      Riggs Small Company Stock Fund
      Riggs Stock Fund
      Riggs Prime Money Market Fund
      Riggs U.S. Treasury Money Market Fund
      Riggs Intermediate Tax-Free Bond Fund
      Riggs Long Term Tax-Free Bond Fund
      Riggs Bond Fund

4. Address of principal executive office: (number, street, city, state, zip code)

                           Federated Investors Tower
                              1001 Liberty Avenue
                           Pittsburgh, PA 15222-3779

INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.





                                Independent Auditors' Report


To the Board of Trustees
Riggs Funds

     We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Riggs Funds (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of January 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002, the date of the last examination, through January 31, 2003:

(1) Count and inspection of documentation of all securities located in the vault, if any, of Riggs Bank, the Custodian;

(2)  Inspection of  documentation  of securities  held in book entry form by the
     Bank  of  New  York  and   examination   of  selected   security   position
     reconciliations;

(3) Inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(4) Reconciliation of all such securities to the books and records of the Funds and the Custodian;

(5) Inspection of documentation of all repurchase agreements and underlying collateral with brokers/banks records; and

(6)  Tests of selected security transactions since the date of our last report.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

     In our opinion, management's assertion that the Riggs Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2003, with respect to securities reflected in the investment accounts of the Riggs Funds, are fairly stated, in all material respects.

     This report is intended solely for the information and use of management, the Board of Trustees of the Riggs Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


/s/  KPMG LLP


Boston, Massachusetts
April 4, 2003


                   Appendix A
                   Riggs Funds

==================================================

Riggs U.S. Government Fund
Riggs Small Company Stock Fund
Riggs Stock Fund
Riggs Prime Money Market Fund
Riggs U.S. Treasury Money Market Fund
Riggs Intermediate Tax-Free Bond Fund
Riggs Long Term Tax-Free Bond Fund
Riggs Bond Fund






April 4, 2003

KPMG LLP
99 High Street
Boston, MA 02110

RE:  Management  Statement  Regarding  Compliance with Certain
Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

     We, as members of management of the funds listed in Appendix A, Riggs Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2003, and from December 31, 2002 through January 31, 2003.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2003, and from December 31, 2002 through January 31, 2003, with respect to securities reflected in the investment accounts.


Sincerely,

Riggs Bank, N.A.


/s/ Virginia Lewis
Virginia Lewis
Vice President and
Trust Operations Officer